Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-130864
Date: January 12, 2006

PRESS RELEASE - January 12, 2006
All figures in US dollars.

Barrick Receives Final Regulatory Approval for
Placer Dome Offer Which Expires January 19, 2006

Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (LSE:BGD) (SWX:ABX) (EURONEXT PARIS:ABX) announced today that it has received regulatory approval from the South African Competition Tribunal in connection with its offer to acquire all the outstanding shares of Placer Dome Inc. The Tribunal today accepted the South African Competition Commission’s recommendation, issued on December 15, 2005, that the transaction be approved on an unconditional basis. This Tribunal approval completes all necessary antitrust or similar regulatory clearances required to allow Barrick to take up Placer Dome shares upon the expiry of its offer at midnight (Toronto time) on January 19, 2006.

Barrick has previously announced that it has received antitrust or similar regulatory approvals in Canada, the United States, Australia, Germany and Switzerland. One of the final outstanding conditions of the Barrick offer is that 66 2/3% of Placer Dome shares be tendered prior to the expiry of the offer.

Barrick’s original offer was announced on October 31, 2005. On December 22, 2005, Barrick and Placer Dome announced that they reached an agreement on a friendly transaction under which Barrick would increase its offer to acquire Placer Dome and a formal notice of the amended offer has since been mailed to all Placer Dome shareholders. Under the revised offer, Placer Dome’s shareholders will have the right to elect to receive $22.50 in cash or 0.8269 of a Barrick common share plus $0.05 in cash for each Placer Dome common share, subject in each case to pro ration based on the maximum amount of cash and Barrick common shares offered. The revised offer values the transaction at approximately $10.4 billion on a fully diluted basis.

Barrick’s vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

About the Offer

Barrick’s take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005 and a notice of variation and extension of the offer was filed with these same regulatory authorities on January 5, 2006. Placer Dome shareholders are advised to read the take-over bid circular and the notice of variation and extension as they contain important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular and the notice of variation and extension may be obtained from shareholders’ investment advisers, from RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick’s U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.

BARRICK GOLD CORPORATION                                                              1                                                                                           PRESS RELEASE

On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. On January 5, 2006, Barrick filed with the SEC a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular and the notice of variation and extension. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular and the notice of variation and extension have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular, the notice of variation and extension and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.

For further information:

INVESTOR CONTACT:	MEDIA CONTACT:
James Mavor	Vincent Borg
Vice President,	Vice President,
Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION                                                              2                                                                                           PRESS RELEASE